Exhibit 21.1

SUBSIDIARIES OF NABRIVA THERAPEUTICS plc

Nabriva Therapeutics GmbH	Austria

Nabriva Therapeutics Ireland Designated Activity Company	Ireland

Nabriva Therapeutics One Designated Activity Company (In Voluntary Liquidation)	Ireland

Nabriva Therapeutics US, Inc.	United States